UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 ______________________ SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Aeroflex Holding Corp.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

007767106
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAME OF REPORTING PERSON VGG Holding LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 65,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 65,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 76.5% (see Item 4)
12	TYPE OF REPORTING PERSON OO

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1	NAME OF REPORTING PERSON Veritas Capital Partners III, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 26,668,241
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 26,668,241
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,668,241
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 31.4% (see Item 4)
12	TYPE OF REPORTING PERSON OO

CUSIP No. 007767106	13G/A	Page 4 of 8

This Amendment No. 1 (this "Amendment") amends the statement on Schedule 13G filed on February 14, 2011 (the "Original Schedule 13G"), with respect to shares of common stock, par value $0.01 (the "Common Stock"), of Aeroflex Holding Corp., a Delaware corporation (the "Company"). This Amendment amends and restates Items 2(a), 2(b), 2(c), 4 and (8) in their entirety as set forth below.

Item 2(a).	NAME OF PERSON FILING

This statement is filed by the entities and persons listed below, who are each referred to individually as a “Reporting Person” and are collectively referred to herein as the “Reporting Persons,” with respect to the shares of Common Stock of the Company:

VGG Holding LLC ("VGG")

Veritas Capital Partners III, L.L.C.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

VGG Holding LLC

c/o Veritas Capital Fund Management, L.L.C.

590 Madison Avenue

New York, New York 10022

Veritas Capital Partners III, L.L.C.

c/o Veritas Capital Fund Management, L.L.C.

590 Madison Avenue

New York, New York 10022

Item 2(c).	CITIZENSHIP

Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 4.	OWNERSHIP

The information as of the filing date required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Veritas Capital Partners III, L.L.C. is the general partner of The Veritas Capital Fund III, L.P., which owns 30.7% of the Class A membership interests of VGG. AX Holding LLC, an affiliate of Veritas Capital Partners III, L.L.C., owns 14.4% of the Class A membership interests of VGG.

Pursuant to the terms of the limited liability company operating agreement governing VGG and the terms of a Redemption Agreement among VGG and certain members of VGG that did not include the Reporting Persons (the "Redeeming Members"), on December 27, 2012, VGG redeemed from the Redeeming Members all of their class A membership interests of VGG in exchange for an aggregate of 963,447 shares of Common Stock. Immediately following such exchange, pursuant to the Redemption Agreement, VGG purchased these 963,447 shares of Common Stock from the Redeeming Members. The redemption of the Redeeming Members' class A membership interests, and the prior reduction in outstanding Class B and B-1 membership interests of VGG, increased the percentage of the membership interests of VGG held by the Reporting Persons and the other holders of class A membership interests of VGG on a pro rata basis.

CUSIP No. 007767106	13G/A	Page 5 of 8

The figures reported in Item 11 of the attached cover pages are based upon the number of outstanding shares of Common stock reported in the quarterly report on Form 10-Q filed with the Securities and Exchange Commission by the Company on February 6, 2013, which reported the total outstanding shares of Common Stock, as of February 6, 2013, as 84,930,237.

Robert B. McKeon passed away on September 10, 2012. As a result, Mr. McKeon is no longer a reporting person for all purposes under this Amendment and the Original Schedule 13G. The shares of Common Stock previously reported by Mr. McKeon are reported herein by Veritas Capital Partners III, L.L.C.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

See Exhibit 99.2

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SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 14, 2013

VGG HOLDING LLC

By:	/s/ Hugh Evans
Name: Hugh Evans
Title: Secretary

VERITAS CAPITAL PARTNERS III, L.L.C.

By:	/s/ Ramzi Musallam
Name: Ramzi Musallam
Title: Authorized Signatory

INDEX TO EXHIBITS

Exhibit No.	Exhibit
-----------	--------

99.1	Joint Filing Agreement
99.2	Item 8 Information

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EXHIBIT (99.1)

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.01 per share, of Aeroflex Holding Corp. is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of February 14, 2013

VGG HOLDING LLC

By:	/s/ Hugh Evans
Name: Hugh Evans
Title: Secretary

VERITAS CAPITAL PARTNERS III, L.L.C.

By:	/s/ Ramzi Musallam
Name: Ramzi Musallam
Title: Authorized Signatory

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Exhibit (99.2)

ITEM 8 INFORMATION

 Veritas Capital Partners III, L.L.C. is the general partner of The Veritas Capital Fund III, L.P. and an affiliate of AX Holding LLC. The Veritas Capital Fund III, L.P. owns 30.7% of the Class A membership interests of VGG. AX Holding LLC owns 14.4% of the Class A membership interests of VGG. The Class A membership interests of VGG are held by a private investor group, which includes The Veritas Capital Fund III, L.P. and AX Holding LLC. The aggregate number of shares of Common Stock of the Company held by VGG is 65,000,000, or 76.5% of the outstanding Common Stock of the Company based on 84,930,237 shares of Common Stock outstanding as of February 6, 2013.

VGG is a party to a Director Designation Agreement, dated as of November 24, 2010, by and between VGG and the Company (the “Director Designation Agreement”). The Director Designation Agreement provides VGG with the right to nominate individuals to the Company's board of directors at each meeting of stockholders where directors are to be elected and, subject to limited exceptions, the Company is required to include in the slate of nominees recommended to its stockholders for election as directors the number of individuals designated by VGG as follows: (1) until such time as the Company is required to comply with the requirement under the New York Stock Exchange corporate governance standards that a majority of its board of directors consist of independent directors, such number of individuals as are designated by VGG; and (2) during such time as (i) VGG owns less than a majority but at least one share of the Company's outstanding common stock and (ii) the Company is required to comply with the requirement under the New York Stock Exchange corporate governance standards that a majority of the Company's board of directors consist of independent directors, four individuals designated by VGG. The Amended and Restated Limited Liability Company Agreement of VGG, dated as of August 15, 2007, as amended to date, by and among VGG and the other parties thereto (the "LLC Agreement"), provides that The Veritas Capital Fund III, L.P. and AX Holding LLC (collectively, “Veritas”) will have certain rights to select the individuals that VGG has the right to nominate under the Director Designation Agreement, as follows: (1) until such time as the Company is required to comply with the requirement under the New York Stock Exchange corporate governance standards that a majority of its board of directors consist of independent directors, VGG is required to nominate to the Company's board of directors each member of the board of managers of VGG appointed by Veritas; and (2) during such time as (i) VGG owns less than a majority but at least one share of the Company’s outstanding common stock and (ii) the Company is required to comply with the requirement under the New York Stock Exchange corporate governance standards that a majority of its board of directors consist of independent directors, Veritas will have the right to select two nominees. The Director Designation Agreement and the LLC Agreement also provide certain other holders of equity interests of VGG with rights to nominate specified numbers of persons to the board of directors of the Company.

In addition, the LLC Agreement includes provisions governing the rights and obligations of VGG and its equityholders.

Certain members of the Company's management own Class B membership interests in VGG and certain members of the Company's management and employees own Class B-1 membership interests in VGG. The percentage of Class A membership interests owned by the Reporting Persons assumes that holders of Class B and Class B-1 membership interests are currently entitled under the LLC Agreement to receive certain distributions made by VGG, if any. Pursuant to the terms of the LLC Agreement ,the holders of Class B and Class B-1 membership interests are entitled to receive a percentage of all distributions, if any, made by VGG after (x) the holders of the Class A membership interests, including The Veritas Capital Fund III, L.P. and AX Holding LLC, have received a return of their invested capital plus a 12% per annum internal rate of return (compounded quarterly) on their invested capital and (y) certain members of the Company’s management that purchased Class A membership interests receive a special distribution in the aggregate amount of approximately $3.2 million, together with a 12% per annum internal rate of return (compounded quarterly).

The share ownership reported for the Reporting Persons does not include any shares of Common Stock owned by any party to the LLC Agreement other than VGG, The Veritas Capital Fund III, L.P. and AX Holding LLC.